UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                  TOROTEL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    891305104
                                 (CUSIP Number)

                               PETER B. CALOYERAS
                               C/O MAGNETIKA, INC.
                             2041 WEST 139TH STREET
                                GARDENA, CA 90249
                                 (310) 527-8100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communication)

                                  APRIL 2, 2002
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _____

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                                                     Page 2 of 9



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Caloyeras Family Partnership (NV), LLC
------------------- ------------------------------------------------------------

       2.           Check  the  Appropriate  Box if a  Member  of a  Group  (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): PF
------------------- ------------------------------------------------------------

       5.           Check  if  Disclosure  of  Legal   Proceedings  Is  Required
                    Pursuant to Items 2(d) or 2(e) [ ]
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: Nevada
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  228,400
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 0
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 228,400
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 0
------------------- ------------------------------------------------------------

       11.          Aggregate  Amount   Beneficially  Owned  by  Each  Reporting
                    Person: 228,400
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 4.5%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): OO
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A
                                                                     Page 3 of 9



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Basil P. Caloyeras
------------------- ------------------------------------------------------------

       2.           Check  the  Appropriate  Box if a  Member  of a  Group  (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): OO
------------------- ------------------------------------------------------------

       5.           Check  if  Disclosure  of  Legal   Proceedings  Is  Required
                    Pursuant to Items 2(d) or 2(e)
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: United States
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  769,666
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 0
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 769,666
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 0
------------------- ------------------------------------------------------------

       11.          Aggregate  Amount   Beneficially  Owned  by  Each  Reporting
                    Person: 769,666
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 15.1%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): IN
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A
                                                                     Page 4 of 9



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Aliki S. Caloyeras
------------------- ------------------------------------------------------------

       2.           Check  the  Appropriate  Box if a  Member  of a  Group  (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): OO
------------------- ------------------------------------------------------------

       5.           Check  if  Disclosure  of  Legal   Proceedings  Is  Required
                    Pursuant to Items 2(d) or 2(e)
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: United States
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  769,667
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 0
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 769,667
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 0
------------------- ------------------------------------------------------------

       11.          Aggregate  Amount   Beneficially  Owned  by  Each  Reporting
                    Person: 769,667
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 15.1%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): IN
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A
                                                                     Page 5 of 9



CUSIP No.           891305104
------------------- ------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Alexandra Z. Caloyeras
------------------- ------------------------------------------------------------

       2.           Check  the  Appropriate  Box if a  Member  of a  Group  (See
                    Instructions)

                    (a) [X]

                    (b)
------------------- ------------------------------------------------------------

       3.           SEC Use Only
------------------- ------------------------------------------------------------

       4.           Source of Funds (See Instructions): OO
------------------- ------------------------------------------------------------

       5.           Check  if  Disclosure  of  Legal   Proceedings  Is  Required
                    Pursuant to Items 2(d) or 2(e)
------------------- ------------------------------------------------------------

       6.           Citizenship or Place of Organization: United States
------------------- ------------------------------------------------------------

Number of Shares    7.  Sole Voting Power:  769,667
                    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power: 0
                    ------------------------------------------------------------
Owned by Each       9.  Sole Dispositive Power: 769,667
                    ------------------------------------------------------------
Reporting
Person With         10. Shared Dispositive Power: 0
------------------- ------------------------------------------------------------

       11.          Aggregate  Amount   Beneficially  Owned  by  Each  Reporting
                    Person: 769,667
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11): 15.1%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions): IN
------------------- ------------------------------------------------------------

                                 SCHEDULE 13D/A
                                                                     Page 6 of 9




This Amendment No. 3 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Caloyeras Family Partnership
(NV), LLC, or CFP, Basil P. Caloyeras, Aliki S. Caloyeras and Alexandra Z. Caloyeras, which we refer to collectively as the Reporting Persons, and refers only to information which has materially changed since the filing of the Amendment No. 2 filed on July 31, 1998. The items identified below, or the particular paragraphs of the items that are identified below, are amended to add the information as set forth below.

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share, which we refer to in this Statement as the Common Stock, of Torotel, Inc., a Missouri corporation. Torotel's principal executive offices are located at 620 North Lindenwood Drive, Olathe, Kansas 66062.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed jointly by CFP, a Nevada limited liability company, Basil P. Caloyeras, Aliki S. Caloyeras and Alexandra Z. Caloyeras. The principal business of CFP is real estate and equipment leasing. CFP's business address is 2041 West 139th Street, Gardena, California 90249.

Basil P. Caloyeras's business address is 2041 West 139th Street, Gardena, California 90249. Mr. Caloyeras is Vice President of Magnetika, Inc., an electronic component manufacturer. Electronika's address is 620 North Lindenwood Drive, Olathe, Kansas 66062. Mr. Caloyeras is a citizen of the United States.

Aliki S. Caloyeras's business address is 2041 West 139th Street, Gardena, California 90249. She is a graduate student at the University of Pennsylvania. Ms. Caloyeras is a citizen of the United States.

Alexandra Z. Caloyeras's business address is 2041 West 139th Street, Gardena, California 90249. She is Assistant Director of Basic Trust, a non-profit organization that is a day care. Basic Trust's address is 225 West 99th Street, New York, New York 10025. Ms. Caloyeras is a citizen of the United States.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 2, 2002, Torotel acquired all of the common stock of Electronika, Inc., a California corporation, through a negotiated merger of Electronika into a newly formed subsidiary of Torotel. The shareholders of Electronika were Basil
P. Caloyeras, Aliki S. Caloyeras and Alexandra Z. Caloyeras, which we refer to collectively as the Electronika Shareholders. In connection with the merger, Torotel issued to the Electronika Shareholders an aggregate of 2,300,000 shares of Torotel Common Stock valued at $1.00 per share on the date of issuance and paid $82,000 in acquisition costs. The Electronika Shareholders acquired the shares of Common Stock that each of them beneficially owns in connection with this merger.

As previously reported, the Electronika Shareholders received an aggregate of 9,000 shares of Torotel Common Stock from Peter B. Caloyeras's individual retirement account.

                                 SCHEDULE 13D/A
                                                                     Page 7 of 9




Of the 228,400 shares beneficially owned by CFP, the acquisition of 198,900 shares were reported previously in Amendment No. 2. CFP purchased the remaining 29,500 shares from time to time in open market transactions.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons do not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Persons are considering their options in terms of amending Torotel's Articles of Incorporation and Bylaws to eliminate the staggered term of Torotel's directors and the cumulative voting rights. To that end, the Reporting Persons plan to nominate certain individuals, who have not been identified as of this date, to serve as directors of Torotel. Alternatively, the Reporting Person are considering removing certain current directors of Torotel and filling certain vacancies on the Board of Directors. In addition, the Reporting Persons are considering their options in terms of terminating the Employment Agreements of Torotel's Chief Executive Officer and Chief Financial Officer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a),(b) As of the date of the filing of this statement, CFP, in the aggregate, beneficially owns 228,400 shares of the Common Stock, which is approximately 4.5% of the Common Stock believed to be outstanding. The limited partners of CFP are the Electronika Shareholders, and its general partner is PBC, Inc., a California corporation of which Peter B. Caloyeras is the sole shareholder and president. Peter B. Caloyeras is the father of the Electronika Shareholders. Mr. Caloyeras has sole voting and dispositive power with respect to the shares held by CFP. Mr. Caloyeras's business address is 2041 West 139th Street, Gardena, California 90249. Mr. Caloyeras, a citizen of the United States, is the Chairman of Magnetika, Inc., an electronic component manufacturer, and Magnetika's address is 2041 West 139th Street, Gardena, California 90249. Mr. Caloyeras has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Caloyeras disclaims beneficial ownership of the securities indirectly held by him except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Caloyeras is the beneficial owner of the securities for purposes of Section 16 of the Securities Act of 1933, as amended, or for any other purpose.

           As of the date of the filing of this statement, Basil P. Caloyeras, in the aggregate, beneficially owns 769,666 shares of the Common Stock, which is approximately 15.1% of the Common Stock believed to be outstanding. Mr. Caloyeras has sole voting and dispositive power with respect to the shares held by him.

           As of the date of the filing of this statement, each of Aliki S. Caloyeras and Alexandra Z. Caloyeras, in the aggregate, beneficially owns 769,667 shares of the Common Stock, which is approximately 15.1% of the Common Stock believed to be outstanding. Each of Aliki S. Caloyeras and Alexandra Z. Caloyeras has sole voting and dispositive power with respect to the shares held by her, respectively.

           The percentages indicated in this Item 5 are based on the total shares outstanding of Torotel as reported in Torotel's Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 2005.

                                 SCHEDULE 13D/A
                                                                     Page 8 of 9



           According to this Quarterly Report, Torotel had outstanding 5,111,590 shares of Common Stock as of September 8, 2005.

   (c)     None.

   (d)     None.

   (e) CFP ceased to be a beneficial owner of more than five percent of the Common Stock as of April 2, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons, as well as Howard Lehrhoff & Nasreen Babu-Khan Jt Ten, Gary and Shirley Wiglesworth, and Clyde R. and Darlene M. Beaver Jt Ten, have given proxies to Peter B. Caloyeras and Basil P. Caloyeras, to vote their respective shares at the Annual Meeting of the Shareholders of Torotel on September 19, 2005. Other than as set forth herein and in Item 4, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships that are required to be reported by Item 6 of Schedule 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

The following exhibits are filed with this statement:

Exhibit 24.1       Power of Attorney of Aliki S. Caloyeras

Exhibit 24.2       Power of Attorney of Alexandra Z. Caloyeras

Exhibit 99.1       Proxy of Caloyeras Family Partnership (NV), LLC

Exhibit 99.2       Proxy of Basil P. Caloyeras

Exhibit 99.3       Proxy of Aliki S. Caloyeras

Exhibit 99.4       Proxy of Alexandra Z. Caloyeras

Exhibit 99.5       Proxy of Howard Lehrhoff & Nasreen Babu-Khan Jt Ten

Exhibit 99.6       Proxy of Gary and Shirley Wiglesworth

Exhibit 99.7       Proxy of Clyde R. and Darlene M. Beaver Jt Ten

                                 SCHEDULE 13D/A
                                                                     Page 9 of 9





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2005             CALOYERAS FAMILY PARTNERSHIP (NV), LLC

                                     /s/ Basil P. Caloyeras
                                     --------------------------------------
                                     Basil P. Caloyeras, Member


                                     /s/ Basil P. Caloyeras
                                     --------------------------------------
                                     Basil P. Caloyeras


                                     /s/ Basil P. Caloyeras
                                     --------------------------------------
                                     Aliki S. Caloyeras


                                     /s/ Basil P. Caloyeras
                                     --------------------------------------
                                     Alexandra Z. Caloyeras



                                     By: /s/ Basil P. Caloyeras
                                        ------------------------------------
                                            Basil P. Caloyeras, Attorney-in-Fact